13011472

SEC Processing Section
JUL 03 2013
Washington DC
401

7/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18083

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2012 (MM/DD/YY) AND ENDING April 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Domestic Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5220 Hollywood Avenue
(No. and Street)

Shreveport (City) — Louisiana (State) — 71109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Williams — 318-636-6811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heard, McElroy & Vestal, LLP
(Name – *if individual, state last, first, middle name*)

333 Texas Street, 15th Floor (Address) — Shreveport, (City) — LA (State) — 71101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark F. Preddy, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Domestic Financial Services, Inc, as of April 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY C. WILLIAMS, NOTARY PUBLIC
BOSSIER PARISH, LOUISIANA
MY COMMISSION IS FOR LIFE
NOTARY ID # [redacted]

Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Domestic Financial Services, Inc.
Shreveport, LA
April 30, 2013 And 2012

HEARD
MCELROY
& VESTAL
LLC
CERTIFIED PUBLIC ACCOUNTANTS

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

APRIL 30, 2013 AND 2012

ASSETS	2013	2012
Current assets:		
Cash on hand and in banks	5,123	11,526
Clearing deposit	10,000	10,000
Total cash and cash equivalents	15,123	21,526
Prepaid fees	1,041	5,000
Total current assets	16,164	26,526
Deferred tax asset	2,784	-
Investments-Note 2	2,948	2,457
	5,732	2,457
Total assets	21,896	28,983
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Income tax payable	500	834
Accounts payable	582	572
Total current liabilities	1,082	1,406
Stockholder's equity:		
Common stock, $2 par, 1,000 shares authorized, 760 shares issued, 510 shares outstanding	1,520	1,520
Additional paid-in capital	13,579	13,579
Retained earnings	4,167	11,421
Accumulated other comprehensive income	1,648	1,157
	20,914	27,677
Treasury stock, 250 shares at cost	(100)	(100)
Total stockholder's equity	20,814	27,577
Total liabilities and stockholder's equity	21,896	28,983

The accompanying notes are an integral part of the financial statements.

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED APRIL 30, 2013 AND 2012

	2013	2012
Revenues:		
Mutual fund commissions	2,561	4,773
Commissions	15,216	18,899
Stock dividend income	52	-
Interest	312	263
Offering expense fees	8,221	9,750
Other income	340	50
Total revenues	26,702	33,735
Operating expenses:		
Advertising	-	25
Commissions	14,909	9,915
Regulatory fees	8,094	7,644
Professional fees	9,060	8,000
Insurance	1,119	403
Other taxes and licenses	883	527
Miscellaneous	30	548
Bonuses	2,000	2,000
Office expense	145	298
Total operating expenses	36,240	29,360
Net income (loss) before tax	(9,538)	4,375
Income tax (benefit) expense	(2,284)	834
Net income (loss)	(7,254)	3,541

The accompanying notes are an integral part of the financial statements.

DOMESTIC FINANCIAL SERVICES, INC.

SHREVEPORT, LOUISIANA

APRIL 30, 2013 AND 2012

DOMESTIC FINANCIAL SERVICES, INC.

SHREVEPORT, LOUISIANA

TABLE OF CONTENTS

HEARD, MCELROY, & VESTAL
LLC
CERTIFIED PUBLIC ACCOUNTANTS
333 TEXAS STREET, SUITE 1525
SHREVEPORT, LOUISIANA 71101
318-429-1525 PHONE • 318-429-2070 FAX

To the Stockholder of
Domestic Financial Services, Inc.
Shreveport, Louisiana

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of financial condition of Domestic Financial Services, Inc. as of April 30, 2013 and 2012, and the related statements of income, comprehensive income, changes in stockholder's equity, and cash flows for each of the years in the two-year period ended April 30, 2013. Domestic Financial Services' management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Domestic Financial Services, Inc. as of April 30, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

Heard, McElroy & Vestal, LLC

Shreveport, Louisiana
June 12, 2013

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • MONROE • DELHI
hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED APRIL 30, 2013 AND 2012

	2013	2012
Net income (loss)	(7,254)	3,541
Other comprehensive income (loss) before tax:		
Unrealized gain (loss) on investment	491	(255)
Income tax:		
Unrealized gain (loss) on investment	93	(48)
Other comprehensive income (loss)	398	(207)
Comprehensive income (loss)	(6,856)	3,334

The accompanying notes are an integral part of the financial statements.

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED APRIL 30, 2013 AND 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income	Treasury Stock	Total Stock-holder's Equity
Balance-April 30, 2011	1,520	13,579	7,880	1,412	(100)	24,291
Net income	-	-	3,541	-	-	3,541
Unrealized (loss) on investment	-	-	-	(255)	-	(255)
Balance-April 30, 2012	1,520	13,579	11,421	1,157	(100)	27,577
Net (loss)	-	-	(7,254)	-	-	(7,254)
Unrealized gain on investment	-	-	-	491	-	491
Balance-April 30, 2013	1,520	13,579	4,167	1,648	(100)	20,814

The accompanying notes are an integral part of the financial statements.

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2013 AND 2012

	2013	2012
Cash flows from operating activities:		
Net income (loss)	(7,254)	3,541
Adjustments to reconcile net income (loss) to net cash (used) by operating activities:		
(Increase) decrease in prepaid fees	3,959	(5,000)
(Increase) in other assets	(2,784)	-
Increase (decrease) in current liabilities	(324)	1,298
Net cash (used) by operating activities	(6,403)	(161)
Net (decrease) in cash and cash equivalents	(6,403)	(161)
Cash and cash equivalents-beginning of year	21,526	21,687
Cash and cash equivalents-end of year	15,123	21,526
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	540	36

The accompanying notes are an integral part of the financial statements.

1. **Accounting Policies**

Domestic Financial Services, Inc. is a full service firm which acts as a fully disclosed introducing broker dealer using Southwest Securities, Inc. in Dallas, Texas to clear transactions for its clients. Direct selling agreements are maintained with the mutual fund companies whose funds are offered and sold to clients of Domestic Financial Services, Inc. Commission income is recognized on the settlement date.

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when the related liability is incurred. The Company has evaluated all subsequent events for potential recognition and disclosure through June 12, 2013, the date the financial statements were available to be issued and found no events warranting disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of reporting cash flows, cash includes cash on hand and due from bank-operations account. The Company considers all other liquid investment instruments, such as certificates of deposit and money market accounts to be reported as investments and are excluded from cash equivalents.

Investment Securities

The Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of stockholder's equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to operations resulting in the establishment of a new cost basis for the security.

1. **Accounting Policies** **(Continued)**

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Unrealized holding gains and losses on securities available for sale which have been reported as direct increases or decreases in stockholder's equity are accounted for as other comprehensive income. Cumulative changes in unrealized gains and losses on such securities are accounted for in accumulated other comprehensive income as part of stockholder's equity.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences in bases are expected to be recovered or settled. Income tax expense or benefit is based on federal and state taxes payable or refundable plus or minus the change during the period in deferred tax assets and liabilities.

A deferred tax asset of $2,784 was recognized at April 30, 2013. There was no deferred tax asset or liability recognized during 2012. The effective tax rates incurred were at rates which approximate the statutory rates for the applicable jurisdictions.

The Company, as required by accounting standards, reviewed its various tax positions taken or expected to be taken in its tax returns and has determined it does not have unrecognized tax benefits and the Company does not expect that position to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of April 30, 2013, the Company has not accrued interest or penalties related to uncertain tax positions.

The Company files U. S. federal and Louisiana state income tax returns. The Company's federal and state income tax returns for the tax years 2009 and beyond remain subject to examination by the Internal Revenue Service and Louisiana Department of Revenue.

2. **Investments**
The carrying amounts of the Company's investment securities and their approximate fair values at April 30, 2013 and 2012 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
April 30, 2013:				
NDAQ stock	1,300	1,648	-	2,948
April 30, 2012:				
NDAQ stock	1,300	1,157	-	2,457

3. **Net Capital**
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000. Net capital and related net capital ratio may fluctuate on a daily basis. Qualified net capital was approximately $17,588 at April 30, 2013 and $27,208 at April 30, 2012.

4. **Related Party Transactions**
The Company serves as the broker-dealer for affiliated companies involving the sale of oil and gas interests to outside investors. These transactions on behalf of related parties account for a majority of the Company's business.

5. **Fair Value of Financial Instruments**
Accounting standards in the United States of America establish a framework for using fair value to measure assets and liabilities, and define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price).

Under these standards, a fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance. Required disclosures stratify balance sheet accounts measured at fair value based on inputs the Company uses to derive fair value measurements. These strata include:

- Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),

- Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and

- Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Fair values of assets and liabilities measured on a recurring basis at April 30, 2013 and 2012 are as follows:

	Level 1	Level 2	Level 3	Fair Value
April 30, 2013:				
Securities available for sale	2,948	-	-	2,948
April 30, 2012:				
Securities available for sale	2,457	-	-	2,457

SUPPLEMENTARY INFORMATION

HEARD, McELROY, & VESTAL
LLC
CERTIFIED PUBLIC ACCOUNTANTS
333 TEXAS STREET, SUITE 1525
SHREVEPORT, LOUISIANA 71101
318-429-1525 PHONE • 318-429-2070 FAX

To the Stockholder of
Domestic Financial Services, Inc.
Shreveport, Louisiana

Report of Independent Registered Public Accounting Firm on Supplementary Information

We have audited the accompanying financial statements of Domestic Financial Services, Inc., as of and for the year ended April 30, 2013, and have issued our report thereon dated June 12, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Heard, McElroy & Vestal, LLC

Shreveport, Louisiana
June 12, 2013

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • MONROE • DELHI
hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

DOMESTIC FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

APRIL 30, 2013

Part I

Total assets		21,896
Less: Total liabilities (exclusive of subordinated debt)		1,082
Net worth (total stockholders' equity)		20,814
Additions to net worth		
Deferred tax provisions		-
Capital before deductions		20,814
Deductions from and/or charges to net worth		
Total non-allowable assets	2,784	
Additional charges for customers and non-customers security accounts	-	
Additional charges for customers and non-customers commodity accounts	-	
Aged fail-to-deliver – number of items 0 less reserves of $0	-	
Aged short security differences – number of items 0	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities (proprietary – capital charges)	-	
Other deductions and/or charges	-	
Total deductions from and/or charges to net worth		2,784
Net capital before haircuts on securities positions		18,030
Haircuts on securities:		
Contractual commitments	-	
Subordinated borrowings	-	
Trading and investment accounts:		
Bankers' acceptances, certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	442	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	
Total haircuts on securities		442
Net capital		17,588

DOMESTIC FINANCIAL SERVICES, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

APRIL 30, 2013

Part II

Minimum net capital requirement		5,000
Minimum net capital requirement of subsidiaries		-
Total net capital requirement		5,000
Total A.I. liabilities from statement of financial condition	1,082	
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts includable in A.I.	-	
Deduct: Adjustment based on Special Reserve Bank Account	-	
Total aggregate indebtedness		1,082
Ratio of aggregate indebtedness to net capital		6.15%
Excess net capital at 1500% (deficiency)		
Excess net capital at 1000% (deficiency)		
Net capital in excess of minimum requirements		12,588
Equity as a percent of net worth		100%

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part III

4% of aggregate debit items (or $10,000 if greater) as shown in formula for reserve	-	
Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation – reporting broker or dealer	-	
Capital requirement(s) of consolidated subsidiaries:		
Subsidiaries electing alternative method	-	
Other subsidiaries	-	
Total net capital requirement		-
Excess net capital		-
Net capital in excess of –		
6% of aggregate debit items		-
7% of aggregate debit items		-

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF

THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3

AND INFORMATION RELATING TO THE POSSESSION OR CONTROL

REQUIREMENTS UNDER SEC RULE 15c3-3

APRIL 30, 2013

Domestic Financial Services, Inc. (the Company) is specifically exempted from the computation for determination of reserve requirements and possession or control requirements under Rule 15c3-3 by Paragraphs K(2)(ii) and Paragraph K-3. The Company is a fully disclosed introducing broker dealer. It carries no margin accounts and promptly advises clients to transmit all customer funds and securities to the clearing broker or dealer. The Company does not hold funds or securities for, or owe money or securities to, customers. The Company may from time to time act as the managing broker dealer in connection with a private placement offering. Should this occur, the Company maintains a separate bank account for the exclusive benefit of its customers.

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENT REGARDING RECONCILIATION OF NET CAPITAL

UNDER SEC RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF

THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3

WITH BROKER FILINGS

APRIL 30, 2013

Net capital as filed per unaudited X-17 A-5 Part IIA	17,588
Audit adjustments of nonallowable assets	2,784
Haircut on securities (15% of the market value of investment in NDAQ)	442
Net capital per audited financial statements	20,814

OTHER REPORTS

HEARD, MCELROY, & VESTAL
LLC
CERTIFIED PUBLIC ACCOUNTANTS
333 TEXAS STREET, SUITE 1525
SHREVEPORT, LOUISIANA 71101
318-429-1525 PHONE • 318-429-2070 FAX

To the Stockholder of
Domestic Financial Services, Inc.
Shreveport, Louisiana

Report of Independent Registered Public Accounting Firm on Internal Control

In planning and performing our audit of the financial statements of Domestic Financial Services, Inc. (the Company), as of and for the year ended April 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including procedures for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of internal control. Accordingly, we do not express an opinion on the effectiveness of the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control activities and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • MONROE • DELHI
hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Stockholder, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Heard, McElroy & Vestal, LLC

Shreveport, Louisiana
June 12, 2013